EXHIBIT 2
                                                                     ---------


TO THE SHAREHOLDERS OF
DESC, S.A. DE C.V.


In compliance with Article 166 of the Mexican Corporate Law and bylaws of DESC, S.A. de C.V., I submit my report and opinion regarding the accuracy, sufficiency and fairness of the financial information submitted to you by the Board of Directors, regarding the Company's operations for the year ended December 31, 2002.

I have attended the meetings of the Shareholders, Board of Directors and the Audit, Planning and Finance Committees, and obtained from the Directors and Management all of the information relative to operations, documents and records that I deemed necessary. My review was performed in accordance with the auditing standards generally accepted in Mexico.


I have also reviewed the individual and consolidated balance sheets of the Company as of December 31, 2002 and the related statements of income, shareholders' equity and changes in financial position for the year then ended, which are hereby presented for your information and approval. In submitting this report, I have also relied on the reports issued on such financial statements by the independent auditors of the Company.

In my opinion, the accounting, reporting policies and criteria followed by the Company and considered by management to prepare and present the financial information are appropriate, sufficient and were applied on a basis consistent with the preceding year; therefore, the financial information presented by management accurately and fairly presents the individual and consolidated financial position of DESC, S.A. de C.V. as of December 31, 2002, the results of its operations, the changes in shareholders' equity and the changes in its financial position for the year ended, in accordance with accounting principles generally accepted in Mexico.



                                       EXAMINER

                                       /S/ C.P.C. JOSE MANUEL CANAL HERNANDO

                                       C.P.C. JOSE MANUEL CANAL HERNANDO







                                       6